November 1, 2024

Ian Somaiya
Chief Financial Officer
New Amsterdam Pharma Company N.V.
Gooimeer 2-35
Naarden
The Netherlands 1411 DC

       Re: New Amsterdam Pharma Company N.V.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 28, 2024
           File No. 001-41562
Dear Ian Somaiya:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Brian Rosenzweig